FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 1, 2009 to January 31, 2009

CITYVIEW CORPORATION LIMITED
SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….√…Form 40-F…………

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes…………………..No………………..

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-…………………..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Dated: May 5, 2009

………………………………….
(Signed by)
P M SMYTH
Chief Executive

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of January 1, 2009 to January 31, 2009

758                 Bonus Options Issue Date Amendment
759                 Relationship Settlement with Pensador
760                 Quarterly Activities Report
761                 Shareholder Update
762                 Appointment of Alternate Director
763                 Results of Meeting

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	January 6, 2009

Bonus Options Issue Date Amendment

CityView Corporation Limited hereby advises that the record date for the Bonus Options Issue of February 9, 2009 has been amended to February 10, 2009.

P. Williams
Company Secretary

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	January 21, 2009

CITYVIEW CEASES RELATIONSHIP WITH PENSADOR

CityView Corporation Limited (“CityView”) is pleased to advise that arrangements have been completed for the termination of its relationship with Pensador Resources Inc (“Pensador”).

The arrangements between the parties are comprised in three agreements:

1.
Pensador has transferred to CityView 18.5% of Angola Diamond Holdings Ltd, the parent company of Canzar Resources Limited (“Canzar”), in consideration of CityView returning 862,667 Pensador shares and the termination of a US$1 million loan agreement.  Canzar is the title holder of the Nhefo and Luachisse diamond concessions in Angola.

2.
Pensador has transferred to CityView the benefit of loans of ₤1,100,000 (gbp) and  US$3.2 million made by Pensador to Fortitude Minerals Limited (“Fortitude”) in consideration of CityView transferring to Pensador its 10% NPI in Nhefo and Luachisse alluvials.

3.	Pensador has terminated CityView’s obligation to transfer to Pensador the refinery and the offshore oil potential rights in consideration for 3,400,000 Pensador shares.

CityView’s CEO Mark Smyth said “This is an excellent deal for CityView.  It frees up CityView from having any further relationship with Pensador and in return CityView becomes the largest shareholder in Angola Diamond Holdings Ltd, prior to making its intended offer (subject to shareholder approval) for the balance of the shares and also for the balance of Fortitude shares not already owned by CityView.”

______________________
Mark Smyth
Chief Executive Officer

REPORT FOR THE QUARTER ENDED
31 December 2008

SUMMARY FACT SHEET
Company Details

Principal Place of Business and Registered Office:	Level 9, 28 The Esplanade Perth Western Australia 6000 Australia
Telephone:	(618) 9226 4788
Fax:	(618) 9226 4799
E-Mail:	info@cityviewcorp.com
Internet:	www.cityviewcorp.com
Chairman CEO Directors: Company Secretary Advisory Board	M. Africano M. Smyth R.J.F. Brothers P. Rand W. Reid P. Williams C.Maher B. de Boer D. Boote P. de Chazal N. Hoexter K. Sylvester L.Wale

Auditor:	Somes & Cooke
ASX Symbol:	CVI
NASD Symbol: FSE Symbol:	CTVWF C4Z
Australian Share Registry:	Computershare Investor Services Pty. Ltd.
US Share Registry:	Computershare Trust Company Inc
Market Capitalisation at 31 December 2008
Shares on Issue	561,873,441
Options on issue	96,530,070
Fully Diluted Capital	658,403,511

Trading Volume
MONTH	AUS. VOLUME	NASD/FSE VOLUME	TOTAL VOLUME
October 2008 November 2008 December 2008 TOTAL	250,069,457 63,621,635 24,690,598 338,381,690	7,022,875 3,106,069 2,153,162 12,282,106	257,092,332 66,727,7054 26,843,760 350,663,796

Refinery

During the Quarter a decision was made to install the 50,000 barrels per day refinery (expandable to 100,000 bpd) in Nigeria and to appoint Deanshanger Project Limited as the project co-ordinator.  The co-venturers are working closely with the Nigerian authorities to obtain all requisite consents, approvals and support needed to successfully deliver the project.

Diamonds

On January 21, 2009 the Company announced the conclusion of agreements to acquire 18.5% of Angolan Diamond Holdings Limited, the parent company of Canzar Resources Limited (“Canzar”) under an agreement for the termination of arrangements with Pensador Resources Inc.  Canzar is the title holder and operator of the Nhefo and Luachisse diamond concessions in Angola.

CityView has also transferred to Pensador Resources Inc. its 10% net profits interest in Nhefo and Luachisse alluvials in return for the benefit of loans of ₤1.1 million and US$3.2 million.

Metals

During the Quarter a drilling programme was prepared with the objective of drilling 3,000 metres on each of Longonjo and Cachoeiras as early as feasible in 2009.

Corporate

Mr Manuel Africano, formerly Minister for Geology and Mines, was appointed Chairman of CityView on October 21.  Messrs Rand and Reid have been appointed directors in substitution for Messrs. de Chazal and Hoexter who have joined the Advisory Board.

On November 7 CityView announced a pro-rata non-renounceable entitlements issue of up to 498,052,228 fully paid ordinary shares each at an issue price of 1.25 cents per share to raise up to $6,225,665 on the basis of 1 new share for every 1 existing share held at November 18 by shareholders whose registered addresses were situated in Australia and New Zealand.  The issue closed with acceptances totalling 18,849,123 shares resulting in a shortfall of 479,205,215 shares of which 405,350,000 have been allotted by January 28, 2009.

Finance

Underwriting facility for onshore Kwanza Basin permits	US$100,000,000.00
Cash at Bank at December 31, 2008	Aus$696,926.00
Expenditure for the Quarter	Aus$465,000.00

P M Smyth- Chief Executive Officer
29 January 2009

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	January 29, 2009

Appointment of Alternate Director

CityView Corporation Limited (“CityView”) is pleased to announce that Mr Michael Bowen has agreed to act as a non-executive alternate director of the Company for the purposes of chairing the Company's general meeting tomorrow.

Mr Bowen will be the alternate director for Mr Wayne Reid.

Mr Bowen is a corporate lawyer based in Perth and has a distinguished reputation within his field.

Mark Smyth
Chief Executive Officer.

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of January 1, 2009 to January 31, 2009

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION